# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Community Corporation (FCCO), CIK 0000932781
CUSIP: 319835104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5455 Sunset Boulevard, Lexington, South Carolina (SC), 29072
Date of event which requires filing of this statement: 05/17/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 438,051; sole dispositive power 0; shared dispositive power 438,051; aggregate amount beneficially owned 438,051 (5.74% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 386,097 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 17,476 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, and 34,478 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 386,097; sole dispositive power 0; shared dispositive power 386,097; aggregate amount beneficially owned 386,097 (5.06% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 386,097 shares of common stock of the Issuer held by Financial Opportunity Fund, LLC.
- Financial Opportunity Long/Short Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 17,476; sole dispositive power 0; shared dispositive power 17,476; aggregate amount beneficially owned 17,476 (0.23% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 17,476 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund, LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 438,051; sole dispositive power 0; shared dispositive power 438,051; aggregate amount beneficially owned 438,051 (5.74% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 386,097 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 17,476 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, and 34,478 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: First Community Corporation (FCCO)
Address of issuer's principal executive offices: 5455 Sunset Boulevard, Lexington, SC 29072

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following Reporting Persons:
Financial Opportunity Fund LLC
Financial Opportunity Long/Short Fund LLC
FJ Capital Management LLC
Martin Friedman
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Long/Short Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102
Citizenship:
inancial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, and FJ Capital Management LLC - Delaware limited liability companies
Martin Friedman - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 438,051 shares
Financial Opportunity Fund LLC - 386,097 shares
Financial Opportunity Long/Short Fund LLC - 17,476 shares
Martin Friedman - 438,051 shares
Percent of class:
FJ Capital Management LLC - 5.74%
Financial Opportunity Fund LLC - 5.06%
Financial Opportunity Long/Short Fund LLC - 0.23%
Martin Friedman - 5.74%
Sole power to vote or to direct the vote: All Reporting Persons - 0
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 438,051 shares
Financial Opportunity Fund LLC - 386,097 shares
Financial Opportunity Long/Short Fund LLC - 17,476 shares
Martin Friedman - 438,051 shares
Sole power to dispose or to direct the disposition: All Reporting Persons - 0
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 438,051 shares
Financial Opportunity Fund LLC - 386,097 shares
Financial Opportunity Long/Short Fund LLC - 17,476 shares
Martin Friedman - 438,051 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (05/17/2024)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (05/17/2024)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (05/17/2024)
- Financial Opportunity Long/Short Fund LLC: FJ Capital Management LLC, its Managing Member (05/17/2024)
- Financial Opportunity Long/Short Fund LLC: Martin Friedman, Managing Member (05/17/2024)
- Martin Friedman: Martin Friedman, Individual (05/17/2024)